FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Registrant’s report on Form 054 filed with the Israeli Securities Authority regarding the Registrant's subsidiary Starling entering into an agreement for the sale of its business, all in accordance with applicable Israeli law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: August 25, 2011

Elron Electronic Industries Ltd.
(the "Company")

August 25, 2011

To: Israel Securities Authority www.isa.gov.il	To: Tel Aviv Stock Exchange Ltd. www.tase.co.il

Dear Sir/Madam,

Re:	Immediate report in accordance with the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the "Regulations")

The Company hereby announces that Starling Advanced Communications Ltd. ("Starling"), an approximately 67% held subsidiary of the Company (approximately 31% held directly by the Company and approximately 36% held by RDC –  Rafael Development Corporation Ltd. ("RDC"), a 50.1% held subsidiary of the Company), announced that it has entered into an asset sale agreement whereby, subject to the conditions precedent set forth in the agreement, Starling will sell its entire business in the field of non-military satellite communication systems (as defined in the agreement) to a major international company, a world leader in the communications market (the "Purchaser"), in consideration for payment in the aggregate amount of approximately U.S. $13.1 million, subject to adjustments (the "Total Consideration", and the "Transaction" or the "Asset Sale Agreement", respectively). The Total Consideration is expected to be paid in several installments, while the first installment of U.S. $8.6 million shall be paid on the closing date, and the balance of the said consideration shall be paid in three installments on the sixth, seventh and eight anniversaries of the Transaction closing (or, at Starling's discretion, in one installment of approximately U.S. $3.4 million 42 months after the Transaction closing). The net consideration to Starling for the Transaction (net of a payment upon closing of the Transaction and as a condition thereto, to the Chief Scientist at Israel's Ministry of Industry, Trade and Labor), is expected to be approximately U.S. $8.7 million. Upon completion of the Asset Sale Agreement, the Purchaser shall employ the majority of Starling's employees, at the Purchaser's business center in Yokneam, Israel.

In addition, Starling has entered in an agreement to terminate its collaboration with EMS Technologies, Inc. (the "EMS Agreement"), according to which Starling will receive additional consideration in the sum of approximately U.S. $1.4 million upon the Transaction closing.

The aggregate consideration Starling will receive for the Transaction and for the EMS Agreement amounts to approximately U.S. $14.5 million.

The Transaction's impact on the Company's financial statements, if and to the extent  it is completed, is not expected to be material.

In order to enable Starling to execute the Transaction and to fully and timely pay all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the Transaction the Company and RDC will make available to Starling a credit facility in an aggregate amount not exceeding U.S. $11 million at the terms determined by the parties.

These commitments include, inter alia, the full balance of Starling's debt to its Debenture holders (in the aggregate sum of approximately NIS 25 million (approximately U.S. $7.0 million) as of the date of this report (principal, accrued interest and linkage)), and the balance of Starling's debts to its other creditors, both known and unknown as of the date hereof, fully and timely (the "Credit Facility").

Starling and the Debentures depositoryintend to announce shortly after the date of this report that they will convene a meeting of the Debenture holders, on the agenda of which is a proposal to approve the full prepayment of the Debentures.

According to the proposal , in so paying the Debentures, Starling will pay each holder of par value NIS 1 of the Debentures an amount equal to the par value of the Debenture as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date).

Starling has emphasized in its announcement that it will fully pay its debts to its Debenture holders in accordance with the Debenture holders' meeting resolution, whether or not they are prepaid or paid at their original dates. This is pursuant to the agreement by Starling's main shareholders (the Company and RDC) to provide Starling with the Credit Facility in an aggregate amount not to exceed U.S. $11 million, in order to enable Starling to fully and timely pay all of its commitments, subject to the closing of the Transaction for the sale of Starling's business.

It should be noted that the Debentures held by the Company and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, will be paid according to the same terms as those which will apply to the rest of the Debenture holders according to the Debenture holders' meeting resolution.

The Company and RDC, which hold approximately 62.4% of the outstanding Debentures, and the Clal Finance Group, which holds approximately 15% of the outstanding Debentures, will not participate in or vote at this meeting and as aforementioned, the payment of the Debentures they hold will be in accordance with the Debenture holders' meeting resolution.

Starling is expected to utilize a total sum of approximately U.S. $7.0 million of the Credit Facility that the Company and RDC will provide it as aforementioned, in order to fully prepay the Debentures.

According to Starling's announcement, Starling's board of directors has resolved that following the closing of the anticipated sale of Starling's business (if and to the extent it is actually completed), Starling will begin an orderly process of discontinuing its current remaining business.As of the date of this report, neither the Company nor Starling can estimate the financial impact of the discontinuance of Starling's remaining business on either the Company's or Starling's financial statements, including related expenses Starling will incur and / or expenses that will berecognized for impairment charges of assets presented in the Company's financial statements as of June 30, 2011 in the amount of approximately U.S. $3 million.

As part of the terms of the Asset Sale Agreement, the Company and RDC, Starling's main shareholders, will undertake, severally, to guarantee to the Purchaser, Starling's intellectual property representations and certain additional undertakings, including non-competition, in an aggregate amount not to exceed U.S. $2.7 million for the duration of the periods set forth for Starling's undertakings on these matters. In addition, the Company and RDC shall make further independent undertakings to the Purchaser with respect to confidentiality, and non-competition and non-solicitation for a period of four years from the Transaction closing date.

It is also noted that as part of the Transaction closing, and the conditions precedent for its execution, two technology transfer and license agreements between Starling and Elbit Systems Ltd. ("Elbit Systems"), a related party of Starling, and between Starling, RDC and Rafael Advanced Defense Systems Ltd. ("Rafael"), shall be amended in order to enable Starling to transfer the areas of business defined in these licenses to the Purchaser upon the Transaction closing, in accordance with the terms of the Asset Sale Agreement.

In addition, Starling announced that it and Elbit Systems Land & C4I Ltd. ("Elbit Land") entered into an agreement to cancel the commercial engagement between them (the "Cancellation Agreement"). The Cancellation Agreement sets forth the terms for cancelling the engagement, including refunding Elbit Land the deposit it paid Starling in the sum of U.S. $300 thousand as well as making a payment in the aggregate sum of U.S. $435 thousand for expenses Elbit Land incurred in respect of the project until its cancellation. These payments will be fully funded by the Credit Facility the Company and RDC will provide Starling, as described above. The closing of the agreement with Elbit Land is not subject to the Transaction closing.

The Company and RDC have made Elbit Systems an irrevocable offer to purchase its entire holding in Starling (approximately 16% of the outstanding shares), concurrently with the Transaction closing and subject to additional conditions, in consideration for an aggregate sum of U.S. $300 thousand which is equivalent to Starling's average price on the Tel Aviv Stock Exchange during the 30 trading day period prior to the date of the offer, multiplied by the entire number of Starling shares held by Elbit Systems. If executed, such shares will be purchased by the Company and RDC pro rata between them and in accordance with their proportionate holdings of Starling.

According to Starling's announcement, the closing of the Transaction is expected to occur shortly after the conditions precedent under the Asset Sale Agreement shall have been fulfilled. In Starling's estimation, the Transaction closing is expected to take place during the coming weeks (to the extent that no approval by Starling's general meeting will be required). However, as of the date of this report, there is no certainty that all of the conditions precedent to the closing of the Transaction, to the closing of the EMS Agreement, or to any of the ancillary agreements described above, will be fulfilled, and therefore there is no certainty that the Transaction and other agreements mentioned herein will indeed be completed.

The Company's and RDC's undertakings set forth in this report in connection with and as a result of the Transaction have been approved, for the sake of caution, by the Company's audit committee and board of directors, as an extraordinary transaction in which an officer of the Company has a personal interest, due to the fact that the Company's CEO serves as a director of Starling.

The report on the Transaction and on the approval of the said undertakings of the Company and of RDC by the Company's audit committee and board of directors, was delayed in accordance with Section 36(b) of the Regulations, due to Starling's estimation, following information provided to it by the Purchaser, that publication of the report prior to the signing of the Asset Sale Agreement could  prevent the entering into of the agreement and the consummation of the Transaction. The impediment to the filing of the report was removed due to the signing of the Asset Sale Agreement today (August 25, 2011) at 16:00 (Israel time).

Elron Electronic Industries Ltd.